Copa Holdings, S.A. Appoints Chief Financial Officer

PANAMA CITY, March 11, 2013 /PRNewswire/ -- The board of directors of Copa Holdings is pleased to announce the appointment of Mr. Jose Montero as Chief Financial Officer effective March 15.

Mr. Montero, currently Director of Planning of Copa Airlines, succeeds Mr. Victor Vial, who will continue his involvement with the company as advisor to the board of directors.

"We would like to thank Mr. Vial for his leadership and contribution over the past seventeen years. During Victor's tenure, first as Head of Planning and then as Chief Financial Officer, Copa grew from a small Panamanian carrier to become a regional and global benchmark for excellence in our industry," commented Mr. Pedro Heilbron, CEO of Copa Holdings.

Mr. Montero started his career with Copa Airlines in 1993 and held various technical, supervisory, and management positions within the company. He has a BS in Aeronautical Studies from Embry Riddle University and an MBA from Cornell University. In his nearly 20 years of experience at Copa Airlines he has held the positions of Manager of Flight Operations, Director of System Operations Control Center (SOCC) and during the past 9 years as Director of Planning. He also plays an important role in the company's Strategic Committee and heads the Scheduling and Flight Profitability committees

"Thanks to his in depth knowledge and understanding of the company and its operations, I am confident Jose is the person best qualified to continue driving further improvements in an already very efficient cost structure, as well as play an important role in securing the necessary financing for our continued expansion," added Mr. Heilbron.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 84 aircraft: 58 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

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CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +1-507-304-2677